

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2021

Robert Chmiel
Chief Financial Officer
GPB Automotive Portfolio, LP
535 W. 24th Street, 6th Floor
New York, NY

> **Re: GPB Automotive Portfolio, LP**
> **Amendment No. 3 to Registration Statement on Form 10-12G**
> **Filed September 9, 2021**
> **File No. 000-56285**

Dear Mr. Chmiel:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                  Sincerely,

                                    Division of Corporation Finance
                                    Office of Trade & Services